EXHIBIT 99.3

Independent auditor’s Annual Servicer Compliance Certificate to the Directors of Crusade Management Limited (Trust Manager)

Scope

We have reviewed St.George Bank Limited’s (the “Servicer’s”) activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the “Documents”), attached as Appendix 1, in relation to the Crusade Global Trust No.2 of 2005 (the “Trust”) for the year ended 30 September 2006, in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and our engagement letter dated 6 December 2006.

We have reviewed the servicing standards contained in the Documents to enable us to report on whether those servicing standards are similar to those contained in the Uniform Single Attestation Program for Mortgage Bankers (“USAP”), which establishes a minimum servicing standard for the asset backed securities market in the United States of America. No equivalent of the USAP exists in Australia.

The management of the Servicer is responsible for maintaining an effective internal control structure including internal control policies and procedures relating to the servicing of mortgage loans. We have conducted an independent review of the servicing standards included in Appendix 1, in order to express a statement on the Servicer’s compliance with them to Crusade Management Limited.

Our review of the servicing standards has been conducted in accordance with Australian Auditing Standards applicable to performance reviews and accordingly included such tests and procedures as we considered necessary in the circumstances. In conducting our review we have also had regard to the guidance contained in the USAP. These procedures have been undertaken to enable us to report on whether anything has come to our attention to indicate that there has been significant deficiencies in the Servicer’s compliance with the servicing standards contained in the Documents for the year ended 30 September 2006.

Our review did not include an assessment of the adequacy of the servicing standards themselves.

This statement has been prepared for the use of Crusade Management Limited as at 30 September 2006 in accordance with the requirements of the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and the engagement letter dated 6 December 2006. We disclaim any assumption of responsibility for any reliance on this review statement, to any person other than Crusade Management Limited.

Statement

Based on our review;

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nothing has come to our attention to indicate that there have been any significant deficiencies in St.George Bank Limited’s compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the Crusade Global Trust No.2 of 2005 (the “Trust”) for the year ended 30 September 2006;

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the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice are similar to the minimum servicing standards contained in the USAP, except for the following:

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Sections I (4), V (3) and V (4) of the USAP set out the minimum servicing standards for escrow accounts. However, in Australia the mortgagee or Servicer is not responsible for taxes, insurance, and other payments associated with the home ownership. Hence there are no escrow accounts held by the Servicer.

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Section I (2) of the USAP requires funds of the servicing entity to be advanced in cases where there is an overdraft in an investor’s or a mortgagor’s account. The Documents do not contain an equivalent standard to this USAP standard. The loans serviced under the Servicing Deed do not include overdraft accounts.

-	Section III of the USAP sets minimum servicing standards in respect of Disbursements. In respect of the Trust, this function is the responsibility of the Trust Manager.

/s/  KPMG

KPMG

/s/ Andrew Yates

Andrew Yates

Partner

Place:  Sydney, Australia

Date:   20 December 2006

Appendix One – St.George Servicing Standards

I General Undertakings

1         The Servicer must maintain all qualifications, licenses, filings and registrations as may be required under any applicable law in order to properly service the Receivables.

2         The Servicer must comply with all Laws in connection with servicing the Receivables and Receivable Rights where failure to do so would have a material adverse effect.

3         The Servicer must comply with the Consumer Credit Legislation in connection with servicing the Receivables and Receivable Rights.

4         The Servicer must promptly deliver Relevant Documents to the Custodian in accordance with the Custodian Agreement.

5         If a material default occurs the Servicer is required to take such action in accordance with the Servicer’s normal enforcement procedures.

6         The Servicer shall set the interest rate on the Receivables in accordance with the requirements of the Supplementary Terms Notice.

7         The Servicer must notify the Trustee and Manager of any event which it reasonably believes is likely to have a material adverse effect promptly after becoming aware of such event; and the Manager of anything else which the Manager reasonably requires regarding any modification to any Receivable or Receivable Security and the Services.

8        The Servicer must provide information reasonably requested by the Trustee or Manager.

9         The Servicer must comply with all its obligations under any transaction document to which it is a party.

10       Subject to being reimbursed by the relevant Obligor or being indemnified by the Trustee, the Servicer shall pay all taxes that relate to the Services.

11        The Servicer shall not claim any Security Interest over any Asset.

II Variations

1         The Servicer must not consent to the creation or existence of any Security interest in favour of a third party in relation to any Mortgaged Property in connection with a Receivable and the Receivable Rights unless the third party acknowledges that the Receivable and Receivable Rights ranks ahead in priority to the third party Security Interest or which would rank before or pari passu with the relevant Receivable and Receivable Rights.

2         Except as required by law the Servicer shall not release an Obligor from any amount owing in respect of a Receivable.

3         The Servicer must attend to the stamping and registration of all relevant documents for each Relevant Trust following any amendment, consolidation or other action. In relation to any Mortgage that is not registered at the relevant closing date, the Servicer shall ensure that it is lodged for registration not later than 120 days after the closing date.

4         The Servicer must not allow the interest rate on a Receivable which is a fixed rate loan to be re-fixed at the end of its fixed term if it will result in a down grade or withdrawal of any Notes.

5         The Servicer must not allow a Receivable to convert from a fixed rate loan to a floating rate loan, or vice versa, if that conversion would result in a downgrade or withdrawal of any Notes.

6         The Servicer shall ensure that if the use of a mortgaged property that relates to a Receivable changes from owner occupied to investment, or vice versa, that the relevant Receivable continues to satisfy the eligibility criteria.

7         The Servicer shall not provide to any Obligor features in respect of a Receivable which are additional to those applied on the closing date unless those additional features would not affect any mortgage insurance policy relating to the Receivables or result in the downgrade or withdrawal of the rating of any Notes.

III  Mortgage Collections and Payments

1         The Servicer shall on the behalf of the Trustee collect the mortgage payments. In discharging this duty the Servicer will act in accordance with the Procedures Manual, exercising the degree of diligence and care expected of an appropriately qualified lender.

2        Mortgage payments shall be remitted into the relevant collection account within 5 days of receipt.

3         If a collection account is not maintained with the Servicer, the Servicer shall deposit all mortgage payments into the collection account no later than 2 business days following their receipt. If the collection account is with the Servicer then payments are required to be paid into the collection account on the remittance date for that collection period if the Servicer has a short term rating of A-1+ from S&P and interest on the collections calculated from the fifth day forward. If the Servicer does not have a short term rating of A-1+ collections must be paid into the collections account no later than two business days following their receipt.

4         The Servicer shall pay to the relevant collection account all funds required to be paid to the trustee by wire transfer or as otherwise instructed by the Trustee.

5         If the Servicer pays funds to the Trustee, and the related Obligors payment is then dishonoured, the Servicer is entitled to have this money returned from the Trustee.

6         All payments to the Trustee shall be paid under a transaction document no later than 4pm on the day when due.

7         The Servicer will not have a right to set off any funds held in the trust account for any amount owed to the Servicer.

IV Delinquencies

1         All 1day delinquency housing loans must be identified in the mortgage service system.

2         At 14 days delinquent the housing loan must be transferred to the collection system. The collection system provides detailed lists of accounts that are overdue and the follow up procedures that need to be taken.

3         The Servicer is required to issue legal notices and institute recovery action by enforcing the mortgage security if satisfactory arrangements can not be made to rectify a delinquent housing loan.

4         The Servicer shall report all actions that it takes on overdue housing loans to the mortgage insurer in accordance with the terms of the mortgage insurance policies.

V Investor Accounting and Reporting

1         The Servicer shall maintain a database as a master record of all mortgage loans in relation to each trust.

2         The Servicer shall update the Receivables Register within 3 months of the closing date for each Relevant Trust; on the last business day of each calendar year, (if the holding company has a rating of not less than A-1+), or (if the holding company does not have such a rating), on the last business day of each calendar quarter; or within 30 days of a written request by the Trustee.

3         The Servicer shall notify the Manager immediately of each request by an Obligor to switch its Receivables to another product.

4         Each Receivable is to be electronically tagged so that all related collections for that mortgage can be readily identified.

5         On or before each determination date for each Trust, the Servicer shall prepare and submit to the Manager and Trustee a report on collections.

6         At the end of the financial year the Servicer is to produce a certificate for the Trustee and the Manager containing a schedule of information agreed with the Trustee and the Manager.

VI Insurance Policies

1        The Servicer shall act in accordance with the terms of any Mortgage Insurance Policy.

2        The Servicer shall not do or omit to do anything which, or the omission of which, would prejudicially affect the rights of the Trustee in respect of a mortgage insurance policy.

3        The Servicer shall promptly make a claim under any mortgage insurance policy in accordance with the Procedures Manual, the transaction documents and the terms of the mortgage insurance policy.

4        The Servicer shall notify the Manager when any circumstances have arisen under which the Servicer intends to make a claim.

5        The Servicer shall use reasonable endeavours by reference to Australian market practice to ensure that a current policy of general insurance is maintained in respect of each mortgaged Property.

The Directors	Our ref STGESGB-
Crusade Management Limited	06CrusConsentLtr#21108-SAL(2).doc

Level 10

55 Market Street

Sydney NSW 2000

20 December 2006

Dear Sirs

Crusade Global Trusts

This consent is given by KPMG concerning the submission of the 10K report to the SEC for the year ended 30 September 2006 in respect of Crusade Global Trust No. 2 of 2005.

KPMG consent to its Independent Auditor’s Annual Servicer Compliance Certificate , in respect of the Crusade Global Trust No. 2 of 2005 (dated 20 December 2006) being included in the submission of the 10K report.

Yours faithfully

/s/ Andrew Yates

Andrew Yates

Partner